UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: November 1, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Appointment of Chief of Internal Vigilance of HDFC Bank Limited

November 1, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Appointment of Chief of Internal Vigilance of HDFC Bank Limited

We wish to inform you that based on the recommendations of the Audit Committee and the Nomination and Remuneration Committee, the Board of Directors of the Bank, vide circular resolution passed today at 12:02 p.m. (IST), has approved the appointment of Mr. Sachin Suryakant Rane as the Chief of Internal Vigilance (“CIV”) of the Bank for a period of 3 (three) years, with effect from November 1, 2023 to October 31, 2026, as per the provisions of the Banking Regulation Act, 1949 and pursuant to the circular issued by the Reserve Bank of India on Internal Vigilance in Private Sector/foreign Banks dated May 26, 2011, in place of Mr. Prasun Singh, since his tenure as CIV of the Bank ended on October 31, 2023.

The Bank places on record its sincere appreciation for the contribution made by Mr. Prasun Singh during his tenure as CIV.

A brief profile of Mr. Rane is attached herewith as Annexure-I.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.

Annexure I – Brief Profile of Mr. Sachin Suryakant Rane

Mr. Sachin Suryakant Rane is an accomplished law enforcement professional with over three decades of experience in managing fraud and financial crimes investigations. Over the years, he has handled several security setups as well as matters involving criminal offences both at the national as well as international level.

He is a B.Com. from Mumbai University and a graduate of the Maharashtra Police Academy. In his last role before joining the Bank, he was the Senior Police Inspector and O.I.C. of Legal Cell, Airport Branch (Immigration).

After his joining the Bank as Deputy CIV on March 20, 2023, the Bank has ensured his proper acclimatization and awareness with the requirement and expectation of CIV’s job profile to ensure his induction in the present role and for enabling a smooth transition.

Mr. Rane possesses the competencies, experience and qualities required for the Chief of Internal Vigilance of the Bank.